ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

MATERIAL FACT

ITAÚ UNIBANCO HOLDING S.A. informs its stockholders that its Board of Directors has approved, at the meeting held on this date, the payment of interest on capital to stockholders ("IOC") in the amount of R$0.2510 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$0.21335 per share, except for the corporate stockholders able to prove that they are immune or exempt from such withholding. The calculation will be based on the final stockholding position recorded on June 20, 2024, with their shares traded "ex-rights" starting June 21, 2024.

The Board of Directors also approved that the interest on capital declared today and the interest on capital already declared on March 4, 2024 (based on the final stockholding position recorded on March 21, 2024), will be paid together on August 30, 2024, in the total net amount of R$0.41888 per share.

For further information, please visit on www.itau.com.br/investor-relations as follows: Menu > Investor Services > Contact IR.

São Paulo (SP), June 6, 2024.

RENATO LULIA JACOB
Group Head of Corporate Strategy, Investor Relations and Corporate Development

Note: The amounts paid per share as interest on capital are the same for common (ITUB3) and preferred (ITUB4) shares.